September 6, 2018

Marcelo Ribeiro
Chief Financial and Investor Relations Officer
NATIONAL STEEL CO
Av.Brigadeiro Faria Lima, 3400 - 20th floor
04538-132, Sao Paulo-SP, Brazil

       Re: NATIONAL STEEL CO
           Form 20-F for the year ended December 31, 2017
           Filed on May 1, 2018
           File No. 001-14732

Dear Mr. Ribeiro:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction